May 7, 2020

For Immediate Release

ADL Ventures Inc.

175 Bloor Street East

Suite 901, North Tower

Toronto, Ontario

M4W 3R8

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN  OR INTO THE UNITED STATES.

ADL Ventures Inc. postpones filing of first quarter financial statements and MD&A due to Covid-19

Toronto, Ontario, Canada – May 7, 2020 - ADL Ventures Inc. (AVI: TSX-V) ("ADL" or the "Corporation") has postponed filing its first quarter financial statements and management’s discussion and analysis for the period ended March 31, 2020 (the “First Quarter Financial Information”), due to delays caused by the COVID-19 pandemic.

ADL is relying on exemptive relief granted by Canadian securities regulatory authorities that allows it to delay the filing of its First Quarter Financial Information required by sections 4.4 and 5.1(2) of National Instrument 51-102 by June 1, 2020. In response to the coronavirus pandemic, securities regulatory authorities in Canada have granted a blanket exemption allowing issuers an additional 45 days to complete their regulatory filings.

ADL estimates that its First Quarter Financial Information, and associated certificates will be available for filing at its earliest opportunity, which is expected to occur on or before June 30, 2020. Until such time as these documents are filed, ADL’s management and other insiders are subject to a trading blackout that reflects the principles contained in section 9 of National Policy 11-207 -- Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

There have been no material business developments since the date of the last interim financial statements, filed on February 18, 2020, which are available on SEDAR at www.sedar.com.

About ADL Ventures Inc.

ADL Ventures Inc. is a capital pool company. The Company's principal business activity is to identify and evaluate opportunities for acquisition of assets or business. The Company was incorporated under the Business Corporations Act (British Columbia) on February 27, 2018, and is headquartered in Toronto, Ontario.

ADL entered into a definitive Securities Exchange Agreement dated March 5, 2020 (the “SEA”) with Real Technology Broker Ltd. (“Real”) a private company incorporated under the laws of Israel, whereby ADL will acquire all of the issued and outstanding securities of Real to ultimately form the resulting issuer (the “Resulting Issuer”) who will continue on the business of Real (the “Transaction”), subject to the terms and conditions outlined below. The company continues to work with Real to obtain TSXV approval for the qualifying transaction and will provide further updates in due course.

Real, is a technology driven national real estate brokerage platform primarily operating in the United States through a network of approximately 1,100 agents. Real has a unique operational model providing teams and agents freedom, flexibility, success tools, long term security and a sense of community to build their reputations and professional assets with the help of a leading edge digital platform built from the ground up for their success.

For further information regarding ADL Ventures Inc., please contact:

ADL Ventures Inc.
Laurence Rose

Chairman, President and Chief Executive
Officer 647-920-6383
lrose@matchpointcapital.ca

Cautionary Note

As noted above, completion of the Transaction is subject to receipt of all requisite regulatory, stock exchange, court or governmental approvals, authorizations and consents, approval of the shareholders of ADL and Real (as applicable). Where applicable, the Transaction cannot close until the required approvals have been obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the continuous disclosure document containing full, true and plain disclosure regarding the Transaction, required to be filed with the securities regulatory authorities having jurisdiction over the affairs of the Company, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. The trading in the securities of ADL on the Exchange, should be considered highly speculative. Trading in the common shares of the Company is presently halted and is expected to remain halted pending closing of the Transaction. While halted, the common shares of the Company may only trade upon Exchange approval and the filing of required materials with the Exchange as contemplated by Exchange policy.

Forward Looking Information

Although the Company believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate that the expectations reflected in this forward-looking information are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward- looking statements and information. The forward-looking statements and information in this press release include information relating to the business plans of ADL and Real, the Transaction (including Exchange approval, court approval, and the closing of the Transaction), the board of directors and management of the Resulting Issuer upon completion of the Transaction and the

Brokered Private Placement. Such statements and information reflect the current view of ADL and/or Real, respectively. Risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: (i) there is no assurance that ADL and Real will obtain all requisite approvals for the Transaction, including the approval of their respective shareholders (as applicable), the approval of the Exchange for the Transaction (which may be conditional upon amendments to the terms of the Transaction) or court approval of the Transaction; (ii) there is no assurance the Brokered Private Placement will be completed as contemplated or at all; (iii) following completion of the Transaction, the Resulting Issuer may require additional financing from time to time in order to continue its operations and financing may not be available when needed or on terms and conditions acceptable to the Resulting Issuer; (iv) new laws or regulations could adversely affect the Resulting Issuer's business and results of operations; and (v) the stock markets have experienced volatility that often has been unrelated to the performance of companies. These fluctuations may adversely affect the price of the Resulting Issuer's securities, regardless of its operating performance. There are a number of important factors that could cause ADL’s and Real’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: currency fluctuations; limited business history of ADL; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses, and general market and industry conditions. The terms and conditions of the Qualifying Transaction may be based on the Company's due diligence and the receipt of tax, corporate and securities law advice for both the Company and Real. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, Real, their securities, or their respective financial or operating results (as applicable).

ADL cautions that the foregoing list of material factors is not exhaustive. When relying on ADL’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. ADL has assumed that the material factors referred to in the previous paragraph will not cause such forward- looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of ADL as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. ADL does not undertake to update this information at any particular time except as required in accordance with applicable laws.

This press release is not an offer of the securities for sale in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Completion of the Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and if applicable pursuant to Exchange requirements, shareholder approval. Where applicable, the transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Transaction and has neither approved nor disapproved the contents of this press release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.